Exhibit 99.2

Independent Auditor’s Report and Consolidated Financial Statements

December 31, 2016 and 2015

Independent Auditor’s Report

To the Shareholders of Turquoise Hill Resources Ltd.

We have completed integrated audits of Turquoise Hill Resources Ltd.’s December 31, 2016 and December 31, 2015 consolidated financial statements and its internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Turquoise Hill Resources Ltd. (the “Company”), which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015 and the consolidated statements of income, comprehensive income, cash flows and equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Turquoise Hill Resources Ltd. as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Turquoise Hill Resources Ltd.’s internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Turquoise Hill Resources Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia

March 27, 2017

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2016	2015

Continuing operations
Revenue	4	$1,203,282	$1,634,762
Cost of sales	5	(861,757)	(974,956)

Gross margin		341,525	659,806

Operating expenses	6	(307,719)	(452,539)
Corporate administration expenses		(23,606)	(17,193)
Other income (expenses)	7	10,765	(46,164)

Income before finance items and taxes		20,965	143,910

Finance items
Finance income	8	91,234	3,164
Finance costs	8	(115,868)	(8,354)

		(24,634)	(5,190)

Income (loss) from continuing operations before taxes		(3,669)	138,720

Income and other taxes	18	110,291	166,086

Income from continuing operations		106,622	304,806

Discontinued operations
Income after tax from discontinued operations		-	2,284

Income for the year		$106,622	$307,090

Attributable to owners of Turquoise Hill Resources Ltd.		210,605	313,303
Attributable to owners of non-controlling interests		(103,983)	(6,213)

Income for the year		$106,622	$307,090

Income (loss) attributable to owners of Turquoise Hill Resources Ltd.
Continuing operations		$210,605	$340,654
Discontinued operations		-	(27,351)

		$210,605	$313,303

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.
Continuing operations	23	$0.10	$0.17
Discontinued operations		-	(0.01)

Income for the year		$0.10	$0.16

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,306

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2016	2015

Income for the year	$106,622	$307,090

Other comprehensive income (loss):
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Losses on revaluation of available for sale investments (Note 20)	(1,572)	(6,940)
Losses on revaluation of available for sale investments transferred to the statement of income (Note 20)	1,184	11,431

Other comprehensive income (loss) for the year (a)	$(388)	$4,491

Total comprehensive income for the year	$106,234	$311,581

Attributable to owners of Turquoise Hill	$210,217	$317,794
Attributable to owners of non-controlling interests	(103,983)	(6,213)

Total comprehensive income for the year	$106,234	$311,581

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2016 (2015: nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2016	2015

Cash generated from operating activities before interest and tax	22	$399,160	$650,518

Interest received		20,503	2,289
Interest paid		(118,304)	(3,676)
Income and other taxes paid		(70,710)	(66,650)

Net cash generated from operating activities		230,649	582,481

Cash flows from investing activities
Receivable from related party: amounts deposited	24	(4,156,284)	-
Receivable from related party: amounts withdrawn	24	180,000	-
Expenditures on property, plant and equipment		(326,336)	(116,211)
Proceeds from sale of discontinued operations		-	11,867
Proceeds from sale and redemption of financial assets		12,986	20,023
Proceeds from sales of mineral property rights and other assets		2,800	1,237
Other investing cash flows		363	1,645

Cash used in investing activities of continuing operations		(4,286,471)	(81,439)
Cash used in investing activities of discontinued operations		-	(114)

Cash used in investing activities		(4,286,471)	(81,553)

Cash flows from financing activities
Net proceeds from project finance facility	16	4,287,924	-
Payment of project finance fees		(159,292)	(26,263)
Issue of share capital	19	-	34

Cash from (used in) financing activities of continuing operations		4,128,632	(26,229)
Cash from financing activities of discontinued operations		-	3,500

Cash from (used in) financing activities		4,128,632	(22,729)

Effects of exchange rates on cash and cash equivalents		1,066	(864)

Net increase in cash and cash equivalents		73,876	477,335

Cash and cash equivalents - beginning of year		$1,343,878	$866,543
Cash and cash equivalents - end of year		1,417,754	1,343,878

Cash and cash equivalents as presented on the balance sheets		$1,417,754	$1,343,878

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	Note	December 31, 2016	December 31, 2015

Current assets
Cash and cash equivalents	9	$1,417,754	$1,343,878
Inventories	10	260,668	321,409
Trade and other receivables	11	42,557	15,833
Prepaid expenses and other assets	12	23,456	53,375
Receivable from related party	13	979,544	-

		2,723,979	1,734,495
Non-current assets
Property, plant and equipment	14	6,417,031	6,319,983
Inventories	10	20,783	539
Deferred income tax assets	18	296,399	165,000
Receivable from related party and other financial assets	13	3,002,019	20,078

		9,736,232	6,505,600

Total assets		$12,460,211	$8,240,095

Current liabilities
Trade and other payables	15	$253,405	$201,567
Deferred revenue		36,702	72,004

		290,107	273,571
Non-current liabilities
Borrowings and other financial liabilities	16	4,139,143	13,574
Deferred income tax liabilities	18	8,072	52,916
Decommissioning obligations	17	118,903	104,421

		4,266,118	170,911

Total liabilities		$4,556,225	$444,482

Equity
Share capital	19	11,432,122	11,432,122
Contributed surplus		1,557,913	1,555,774
Accumulated other comprehensive loss	20	(402)	(14)
Deficit		(4,262,755)	(4,473,360)

Equity attributable to owners of Turquoise Hill		8,726,878	8,514,522
Attributable to non-controlling interests	21	(822,892)	(718,909)

Total equity		7,903,986	7,795,613

Total liabilities and equity		$12,460,211	$8,240,095

Commitments and contingencies (Note 25)

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on March 23, 2017 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson

P. Gillin, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

Year Ended December 31, 2016	Attributable to owners of Turquoise Hill
	Share capital (Note 19)	Contributed surplus	Accumulated other comprehensive loss (Note 20)	Deficit	Total	Non-controlling Interests (Note 21)	Total equity

Opening balance	$11,432,122	$1,555,774	$(14)	$(4,473,360)	$8,514,522	$(718,909)	$7,795,613

Income for the year	-	-	-	210,605	210,605	(103,983)	106,622
Other comprehensive loss for the year	-	-	(388)	-	(388)	-	(388)
Employee share plans and other share based payment adjustments (a)	-	2,139	-	-	2,139	-	2,139

Closing balance	$11,432,122	$1,557,913	$(402)	$(4,262,755)	$8,726,878	$(822,892)	$7,903,986

Year Ended December 31, 2015	Attributable to owners of Turquoise Hill
	Share capital (Note 19)	Contributed surplus	Accumulated other comprehensive loss (Note 20)	Deficit	Total	Non-controlling Interests (Note 21)	Total equity

Opening balance	$11,432,060	$1,555,721	$(4,505)	$(4,788,340)	$8,194,936	$(626,471)	$7,568,465

Income for the year	-	-	-	313,303	313,303	(6,213)	307,090
Other comprehensive income for the year	-	-	4,491	-	4,491	-	4,491
Equity issued to holders of non-controlling interests	-	-	-	1,677	1,677	1,823	3,500
Employee share plans	62	53	-	-	115	-	115
Other decrease in non-controlling interests (Note 21)	-	-	-	-	-	(88,048)	(88,048)

Closing balance	$11,432,122	$1,555,774	$(14)	$(4,473,360)	$8,514,522	$(718,909)	$7,795,613

The accompanying notes are an integral part of these consolidated financial statements.

(a)	Includes adjustments for charges relating to Rio Tinto share plans available to employees of Turquoise Hill, which were not recognized in previous periods.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

1.	Nature of operations

The consolidated financial statements of Turquoise Hill Resources Ltd. (“Turquoise Hill”) were authorized for issue in accordance with a directors’ resolution on March 23, 2017. Rio Tinto plc is the ultimate parent company and indirectly owns a 50.8% majority interest in Turquoise Hill as at December 31, 2016.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 354-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and secondary listings in the U.S. on the New York Stock Exchange and the NASDAQ.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a going concern basis, and in making the assessment that the Company is a going concern, management have taken into account all available future information, which is at least, twelve months from December 31, 2016.

(b)	Use of estimates and judgments

The preparation of financial statements requires management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ materially from the amounts included in the consolidated financial statements as the result of changes to the assumptions and inputs upon which estimates and judgments are based.

Areas in which significant estimates and judgments are used in the preparation of these consolidated financial statements include: reserves and resources; recoverable amount of property, plant and equipment; borrowing costs; depletion and depreciation of property, plant and equipment; decommissioning obligations; deferred stripping; deferred income taxes; and the net realizable value of inventories. Estimates and judgments that are not explained elsewhere in these consolidated financial statements, which could result in a material effect in the next financial year on the carrying amounts of assets and liabilities, are outlined below.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(b)	Use of estimates and judgments (continued)

Reserves and resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters set forth in National Instrument 43-101. These include production costs, mining and processing recoveries, cut-off grades, long term commodity prices, inflation rates and the costs and availability of treatment and refining services for the metals mined. Cost estimates are based on feasibility study estimates or operating history, and estimates are prepared by appropriately qualified persons (as defined in National Instrument 43-101).

Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at each operating mine area; to account for capitalized deferred stripping costs; to perform when required, formal assessments of the recoverable amount of property, plant and equipment; as an input to the projection of future taxable profits which support assessments of deferred income tax recoverability; and to forecast the timing of the payment of decommissioning obligations.

Recoverable amount of property, plant and equipment

Property, plant and equipment are tested for impairment when events or changes in circumstance indicate that the carrying value may be higher than the recoverable amount. Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Management considers both internal and external information to determine whether there is an indicator of impairment.

When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use and fair value less costs of disposal (“FVLCD”). FVLCD is estimated either from the value obtained from an active market where applicable, or by using discounted cash flow techniques based on detailed life-of-mine and/or production plans. Inputs used in the discounted cash flow represent management’s best estimate of what an independent market participant would consider appropriate, and include an assessment of commodity price forecasts and discount rate derived from market data relating to a range of industry participants.

The estimates used by management in arriving at its estimate of recoverable amount are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in property, plant and equipment.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(b)	Use of estimates and judgments (continued)

Borrowing costs

Capitalization of borrowing costs related to construction or development of a qualifying asset requires management to make a determination as to whether funds have been borrowed specifically to finance the asset, or form part of the Company’s general borrowings. This determination requires management to exercise judgment based on the characteristics of third party debt facilities, and the usage of related funds drawn over the life of these facilities. Factors upon which management bases its judgment include: the estimated duration over which drawn funds are invested prior to utilization for capital expenditure; the quantum and timing of debt drawdown relative to that of expenditure on qualifying assets; and the impact of borrowings at the subsidiary entity level (for example whether such arrangements constitute a refinancing arrangement). Amounts capitalized in relation to general borrowings differ from amounts that would be capitalized in the event of the same borrowings being determined as asset specific.

Depletion and depreciation of property, plant and equipment

Property, plant and equipment is the largest component of the Company’s assets and, as such, the depreciation of these assets has a significant effect on the Company’s financial statements.

Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use.

Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units of production method or the straight-line method. Depletion of each mineral property interest is provided on the units of production basis using estimated proven and probable reserves as the depletion basis. Significant judgment is involved in the determination of the useful lives of long-lived assets. A change in the estimated useful life or residual value of a long-lived asset would result in a change in the rate of depreciation for that asset.

For long-lived assets that are depleted or depreciated over proven and probable reserves using the units of production method, a change in the original estimate of proven and probable reserves would result in a change in the rate of depletion or depreciation.

Decommissioning obligations

The estimate of decommissioning obligations is based on future expectations in the determination of closure provisions. Management makes a number of assumptions and

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(b)	Use of estimates and judgments (continued)

judgments including: estimating the amount of future reclamation costs and their timing, inflation rates and risk-free discount rates. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of the Company’s existing assets could differ materially from their estimated undiscounted future value.

Income taxes

The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of deferred income tax assets and deferred income tax liabilities, and those adjustments may be material to the Company’s balance sheet and results of operations.

The Company computes the provision for deferred income taxes under the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement’s carrying amounts and the tax bases of certain assets and liabilities. The Company recognizes deferred tax assets for unused tax losses, tax credits and deductible temporary differences, only to the extent it is probable that future taxable profits will be available against which they can be utilized.

The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future requires management to exercise judgment and make assumptions about the Company’s future performance. Management is required to assess whether the Company is more likely than not able to benefit from these tax losses. Changes in the timing of project completion, economic conditions, metal prices and other factors having an impact on future taxable income streams could result in revisions to the estimates of benefits to be realized or the Company’s assessments of its ability to utilize tax losses before expiry. These revisions could result in material adjustments to the financial statements.

Net realizable value of inventories

Inventory, including stockpiles of ore, are valued at the lower of weighted average cost and net realizable value (“NRV”). If ore stockpiles are not expected to be processed within the 12 months after the balance sheet date, they are included within non-current assets and net realizable value is calculated on a discounted cash flow over the planned processing timeframe

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(b)	Use of estimates and judgments (continued)

for such ore. Evaluating NRV requires management judgment in the selection of estimates for, among other inputs, discount rate, price assumptions, timing of processing, and costs to complete.

(c)	Basis of consolidation

The financial statements consist of the consolidation of the accounts of Turquoise Hill and its respective subsidiaries. All intercompany transactions and balances between Turquoise Hill and its subsidiaries have been eliminated on consolidation. Where necessary, adjustments are made to assets, liabilities, and results of subsidiaries to bring their accounting policies into line with those used by the Company.

Subsidiaries are entities controlled by Turquoise Hill. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The Company controls an entity if it has power to direct the activities of the entity that significantly affects its returns (“the relevant activities”), has exposure or rights to variable returns from its involvement with the entity and has the ability to use its power to affect those returns.

The Company consolidates all subsidiaries. The Company’s principal operating subsidiary is Oyu Tolgoi LLC (“Oyu Tolgoi”). Wholly-owned subsidiaries of Turquoise Hill together hold a 66.0% interest in Oyu Tolgoi, whose principal asset is the Oyu Tolgoi copper-gold mine located in Southern Mongolia. The remaining 34% non-controlling interest in Oyu Tolgoi is owned by Erdenes Oyu Tolgoi LLC (“Erdenes”), a company controlled by the Mongolian government. The Company has historically funded 100% of the Oyu Tolgoi copper-gold mine’s exploration and development costs via equity and debt investments in Oyu Tolgoi and non-recourse loans to Erdenes. Income or loss of Oyu Tolgoi is attributed to the controlling and non-controlling shareholders based on ownership percentage. Non-recourse loans advanced to Erdenes upon the issuance of additional equity interests to Erdenes are accounted for separately and recorded as an offset to non-controlling interest in equity. Unrealized interest on the non-recourse loans to Erdenes, which are recoverable principally through dividends from Oyu Tolgoi or sale by Erdenes of its interests in Oyu Tolgoi, is recognized when right to repayment of the interest becomes probable.

(d)	Currency translation and foreign exchange

The Company has determined the U.S. dollar to be the functional currency of Turquoise Hill and its significant subsidiaries as it is the currency of the primary economic environment in which Turquoise Hill and all of its significant subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(d)	Currency translation and foreign exchange (continued)

effect at the date of the balance sheet and non-monetary assets and liabilities are translated at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the date of the transaction. All exchange gains and losses are included in the consolidated statement of income during the year.

(e)	Sales revenue

The Company’s primary source of revenue is from the sale of concentrate containing copper, gold and silver. Sales revenue is only recognized on individual sales when all of the following criteria are met:

●	the Company has transferred to the buyer the significant risks and rewards of ownership of the product;
●	the Company retains neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;
●	the amount of revenue can be measured reliably;
●	it is probable that the economic benefits associated with the sale will flow to the Company; and
●	the costs incurred or to be incurred in respect of the sale can be measured reliably.

These conditions are generally satisfied and sales revenue recognized when the product is delivered as specified by the customer, which is typically upon loading of the product to the customer’s truck, train or vessel. The Company recognizes deferred revenue in the event it receives payment from a customer before a sales transaction meets all the criteria for revenue recognition.

Sales revenue is subject to adjustment based on the final determination of contained metal. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal and subsequently adjusted.

Copper concentrate is “provisionally priced” whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract. The final price is based on the market price at the relevant quotation point stipulated in the contract which gives rise to an embedded derivative that is required to be bifurcated from the host contract. The host contract is the receivable from the sale of product based on relevant forward market prices at the time of sale. At each reporting date, the provisionally priced embedded derivative is marked to market based on the forward selling price for the quotation period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, gold, and silver, for which there exists an active and freely traded commodity market such as the London Metals

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(e)	Sales revenue (continued)

Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market. The marking to market of the embedded derivative is classified as a component of sales revenue.

Mining royalties are included in operating expenses.

(f)	Exploration and evaluation

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a mineral property has proven and probable reserves and the property is economically viable, in which case subsequent evaluation costs incurred to develop a mineral property are capitalized. Exploration and evaluation costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost, less accumulated depletion and depreciation and accumulated impairment losses. The cost of property, plant and equipment includes the estimated close down and restoration costs associated with the asset.

Once an undeveloped mining project has been established as commercially viable, including that it has established proven and probable reserves and approval to mine has been given, expenditure other than that on land, buildings, plant and equipment is capitalized under “Mineral property interests.” Ore reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined and approval to mine has been given. Evaluation costs may continue to be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s return.

Project development expenditures, including costs to acquire and construct buildings and equipment are capitalized under “Capital works in progress” provided that the project has been established as commercially viable. Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use.

Costs which are incurred during the commissioning phase, and are necessary for the successful commissioning of new assets, are capitalized. Development costs incurred after the

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(g)	Property, plant and equipment (continued)

commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit.

Borrowing costs related to construction or development of a qualifying asset are capitalized until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual interest on borrowings incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

(h)	Deferred stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development of an open pit mine, before production commences, stripping costs are capitalized as part of mineral property interests and are subsequently amortized over the life of the mine on a units of production basis.

During the production phase, stripping activity is undertaken for the dual purpose of extracting inventory for current production as well as improving access to the ore body.

Stripping costs incurred for the purpose of extracting current inventories are included in the costs of inventory produced during the period the stripping costs are incurred.

In order for production phase stripping costs to qualify for capitalization as a stripping activity asset, three criteria must be met:

●	it must be probable that economic benefit will be realized in a future accounting period as a result of improved access to the ore body created by the stripping activity;
●	it must be possible to identify the “component” of the ore body for which access has been improved; and
●	it must be possible to reliably measure the costs that relate to the stripping activity.

When the cost of stripping related to development which has a future benefit is not distinguishable from the cost of producing current inventories, the stripping costs are allocated to each activity based on a relevant production measure. Generally, the measure would be calculated based on a ratio obtained by dividing the tonnage of waste mined for the component for the period by the quantity of ore mined for the component. Stripping costs incurred in the period related to the component are deferred to the extent that the current period ratio exceeds the life of component ratio.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(h)	Deferred stripping (continued)

The stripping activity asset is depreciated on a units of production basis based on expected production of ore over the life of the components benefited. The life of component ratios are based on proven and probable reserves based on the mine plan; they are a function of the mine design and therefore changes to that design will generally result in changes to the ratios. Changes in other technical or economic parameters that impact reserves may also impact the life of component ratios. Changes to the life of component ratios are accounted for prospectively.

Deferred stripping costs are included in “Mineral property interests” within property, plant and equipment and are amortized on a units of production basis over the useful life of the component that has been made more accessible as a result of the stripping activity. Amortization of deferred stripping costs is included as a cost of production in the period.

(i)	Depreciation and depletion

Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if that is shorter and there is no alternative use for the asset.

The useful lives of the major assets of a cash-generating unit are often dependent on the life of the ore body to which they relate. Where this is the case, the lives of mining properties, and their associated concentrators and other long lived processing equipment generally relate to the expected life of the ore body. The life of the ore body, in turn, is estimated on the basis of the life-of-mine plan. In applying the units of production method, depreciation is calculated using the metal content of the ore extracted from the mine in the period as a percentage of the total metal content of the ore to be extracted in current and future periods based on proved and probable reserves.

Development costs that relate to a discrete section of an ore body, and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred that relate to the entire ore body are depreciated over the estimated life of the entire ore body.

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the mine are depreciated on a straight line basis. Depreciation commences when an asset is available for use.

(j)	Impairment of non-current assets

Property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the full carrying amount may not be recoverable.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(j)	Impairment of non-current assets (continued)

Impairment is assessed at the level of cash-generating units which are identified as the smallest identifiable group of assets capable of generating cash inflows which are largely independent of the cash inflows from other assets. When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use and FVLCD.

The value in use is the net present value of expected future pre-tax cash flows from the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IFRS.

The best evidence of FVLCD is often the value obtained from an active market or binding sale agreement. Where this is not the case, or where neither an active market nor a binding sale agreement exists, FVLCD is based on the best information available to reflect the amount a market participant would pay for the cash-generating unit in an arm’s length transaction. This is often estimated using discounted post tax cash flow techniques based on detailed life-of-mine and/or production plans.

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, closure, restoration and environmental clean-up, which for FVLCD purposes management believe approximate those of a market participant.

Forecast cash flows for impairment purposes are generally based on management’s price forecasts of commodity prices, which assume short term observable market prices will revert to the Company’s assessment of the long term price, generally over a period of three to five years. These long-term forecast commodity prices are derived from industry analyst consensus.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Non-current assets that have previously been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

(k)	Decommissioning obligations

The Company recognizes liabilities for statutory, contractual, legal or constructive obligations associated with the retirement of property, plant and equipment, when those obligations result

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(k)	Decommissioning obligations (continued)

from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning obligation is recognized at its net present value in the period in which it is incurred, using a discounted cash flow technique with market-based risk-free discount rates and estimates of the timing and amount of the settlement of the obligation.

Upon initial recognition of the liability, the corresponding decommissioning cost is added to the carrying amount of the related asset. Following initial recognition of the decommissioning obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to significant estimates including the current discount rate, the amount or timing of the underlying cash flows needed to settle the obligation and the requirements of the relevant legal and regulatory framework. Subsequent changes in the provisions resulting from new disturbance, updated cost estimates, changes to estimated lives of operations and revisions to discount rates are also capitalized to the related property, plant and equipment. Amounts capitalized to the related property, plant and equipment are depreciated over the lives of the assets to which they relate. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to expense and is included within Finance costs in the consolidated statement of income.

(l)	Inventories

Concentrate inventory is valued at the lower of weighted average cost and net realizable value. Cost comprises production and processing costs, which includes direct and indirect labour, operating materials and supplies, applicable transportation costs and apportionment of operating overheads, including depreciation and depletion. Net realizable value is the expected average selling price of the concentrate inventory less applicable selling and transportation costs.

Stockpiles represent ore that has been extracted and is available for further processing. Stockpiles are valued at the lower of weighted average production cost and net realizable value. Production cost includes direct and indirect labour, operating materials and supplies, applicable transportation costs, and apportionment of operating overheads, including depreciation and depletion.

Net realizable value is the expected average selling price of the finished product less the costs to get the product into saleable form and to the selling location. If the ore will not be processed and sold within the 12 months after the consolidated balance sheet date it is included within non-current assets and net realizable value is calculated on a discounted cash flow basis over the planned processing of such ore.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(l)	Inventories (continued)

Mine stores and supplies are valued at the lower of the weighted average cost and net realizable value.

(m)	Taxation

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statement of income except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of unused tax losses and credits, as well as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on enacted or substantively enacted laws at the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, only to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are estimated using an income forecast derived from cash flow projections, based on detailed life-of-mine plans and corporate forecasts. Where applicable, the probability of utilizing tax losses or credits is evaluated by considering risks relevant to future cash flows, and the expiry dates after which these losses or credits can no longer be utilized.

Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates and joint arrangements to the extent that it is probable that they will not reverse in the foreseeable future.

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently from the Company. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. Such differences are accounted for based on management’s best estimate of the probable outcome of these matters.

The Company must make significant estimates and judgments in respect of its provision for income taxes and the composition and measurement of its deferred income tax assets and

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(m)	Taxation (continued)

liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities; those adjustments may be material.

(n)	Employee benefits

Wages, salaries, contributions to government pension and social insurance funds, compensated absences and bonuses are accrued in the year in which the employees render the associated services.

(o)	Cash and cash equivalents

For the purposes of the consolidated balance sheet, cash and cash equivalents comprise cash on hand, demand deposits and short term, highly liquid investments with an initial maturity of three months or less that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.

(p)	Financial instruments

(i)	Financial assets

The Company categorizes its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available for sale or held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired.

Management determines the classification of the Company’s non-derivative financial assets at initial recognition. The Company has no financial assets categorized at fair value through profit or loss or held-to-maturity.

a)	Loans and receivables

Loans and receivables comprise non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, with the exception of items for which the Company may not recover substantially all of its investment for reasons other than credit deterioration, which are classified as available for sale. Such assets are recognized initially at fair value plus any directly attributable transaction

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(p)	Financial instruments (continued)

costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

b)	Available for sale financial assets

Available for sale financial assets are non-derivatives that are either designated as available for sale or not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available for sale debt instruments, are recognized in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in accumulated other comprehensive income is transferred to the consolidated statement of income.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, an evaluation is made as to whether a decline in fair value is “significant” or “prolonged”. Impairment losses are recorded in the consolidated statement of income.

(ii)	Financial liabilities

Borrowings and other financial liabilities (including trade payables but excluding embedded derivatives) are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received for borrowings and other financial liabilities (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

(iii)	Derivative financial instruments

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and transaction costs are expensed in the consolidated statement of income. The Company’s derivatives are subsequently re-measured at their fair value at each consolidated balance sheet date with changes in fair value recognized in the consolidated statement of income.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(q)	Share based payments

The Company has an Employees’ and Directors’ Equity Incentive Plan, a Performance Share Unit (“PSU”) Plan and a Director Deferred Share Unit (“DDSU”) Plan.

The fair value of stock options at the date of grant is charged to operations over the vesting period, with an offsetting credit to contributed surplus. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The PSUs and DDSUs are accounted for at fair value upon issuance and remeasured each reporting period, based on the fair market value of a common share of the Company, and recognized as an expense on a straight-line basis over the vesting period.

(r)	Issued rights

Rights to acquire equity instruments for a fixed amount of any currency are accounted for as equity instruments if they are issued on a pro rata basis to existing owners of the same class of non-derivative equity instruments.

(s)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. Operating segments are reported consistently with internal information provided to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance, has been identified as Turquoise Hill’s Chief Executive Officer. Based upon management’s assessment of the above criteria, the Company has one operating segment, Oyu Tolgoi with its copper-gold mine in southern Mongolia.

(t)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2016, and have not been applied in preparing these consolidated financial statements. The following standards may have a potential effect on the consolidated financial statements of the Company:

(i)	IFRS 9, Financial Instruments, is mandatorily effective for the Company’s consolidated financial statements for the year ending December 31, 2018. IFRS 9 brings together the

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(t)	New standards and interpretations not yet adopted (continued)

classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost; fair value through profit and loss; and fair value through other comprehensive income. IFRS 9 introduces the expected credit loss model for impairment of financial assets which replaces the incurred loss model used in IAS 39. IFRS 9 amends the rules on hedge accounting to align the accounting treatment with the risk management practices of the business. Lastly, IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. A detailed review will be completed during 2017 but the Company does not currently expect the impact of these changes to be material.

(ii)

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for the Company’s fiscal year ending December 31, 2018 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. To date, a limited review of contracts has been conducted with a further review being undertaken during 2017. At present, no material measurement differences have been identified between IAS 18 and IFRS 15.

(iii)

IFRS 16, Leases, which will replace IAS 17, Leases, is effective for the Company’s fiscal year ending December 31, 2019 and is available for early adoption. The objective of the new standard is to report all leases on the consolidated balance sheet and to define how leases and liabilities are measured. Under the new standard, a lessee is in essence required to:

a.	Recognize all lease assets and liabilities (including those currently classed as operating leases) on the balance sheet, initially measured at the present value of unavoidable lease payments;
b.	Recognize amortization of lease assets and interest on lease liabilities in the statement of income over the lease term; and
c.

Separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (which companies can choose to present within operating or financing activities consistent with presentation of any other interest paid) in the statement of cash flows.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(t)	New standards and interpretations not yet adopted (continued)

The Company is currently evaluating the impact of IFRS 16. Generally, it is expected that under IFRS 16, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those classified as operating leases under the existing standard. Information on the undiscounted amount of the Company’s operating lease commitments at December 31, 2016 under IAS 17, the current lease standard, is disclosed within Note 25.

To date, work has focussed on the identification of the provisions of the standard which will mostly impact the Company. In 2017, work on these issues and their resolution will continue and work on detailed review of contracts and financial reporting impacts will commence as well as assessment of likely changes to systems.

None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment - continuing operations

	Year Ended December 31, 2016
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$1,203,282	$-	$1,203,282
Cost of sales	(861,757)	-	(861,757)

Gross margin	341,525	-	341,525

Operating expenses	(343,536)	35,817	(307,719)
Corporate administration expenses	-	(23,606)	(23,606)
Other income (expenses)	11,068	(302)	10,766

Income before finance items and taxes	9,057	11,909	20,966

Finance items
Finance income	49,284	41,950	91,234
Finance costs	(452,526)	336,658	(115,868)

Income (loss) from continuing operations before taxes	$(394,185)	$390,517	$(3,668)

Income and other taxes	88,356	21,935	110,291

Income (loss) from continuing operations	$(305,829)	$412,452	$106,623

Depreciation and depletion	364,968	376	365,344
Capital expenditures	521,004	-	521,004
Current assets	402,709	2,321,270	2,723,979
Non-current assets	6,691,143	3,045,089	9,736,232
Current liabilities	266,567	23,540	290,107
Non-current liabilities	7,712,611	(3,446,493)	4,266,118
Net increase (decrease) in cash	(6,209)	80,085	73,876

(a)

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the copper concentrate sold through traders is not known, then revenue is allocated to the location of the copper concentrate at the time when revenue is recognized. During the year ended December 31, 2016, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $272.8 million, $237.1 million, $222.8 million and $197.6 million (December 31, 2015 - $341.8 million, $318.4 million, $241.3 million, $187.1 million and $171.9 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment - continuing operations (continued)

	Year Ended December 31, 2015
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$1,634,762	$-	$1,634,762
Cost of sales	(974,956)	-	(974,956)

Gross margin	659,806	-	659,806

Operating expenses	(442,603)	(9,936)	(452,539)
Corporate administration expenses	-	(17,193)	(17,193)
Other income (expenses)	4,069	(50,233)	(46,164)

Income (loss) before finance items and taxes	221,272	(77,362)	143,910

Finance items
Finance income	902	2,262	3,164
Finance costs	(458,411)	450,057	(8,354)

Income (loss) from continuing operations before taxes	$(236,237)	$374,957	$138,720

Income and other taxes	164,868	1,218	166,086

Income (loss) from continuing operations	$(71,369)	$376,175	$304,806

Depreciation and depletion	356,144	99	356,243
Capital expenditures	136,255	-	136,255
Current assets	490,495	1,244,000	1,734,495
Non-current assets	6,485,256	20,344	6,505,600
Current liabilities	259,084	14,487	273,571
Non-current liabilities	7,296,164	(7,125,253)	170,911
Net increase (decrease) in cash	(32,794)	510,129	477,335

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

4.	Revenue

	Year Ended December 31,
	2016	2015

Copper-gold concentrate
Copper	$762,613	$829,601
Gold	419,895	788,949
Silver	20,774	16,212

	$1,203,282	$1,634,762

5.	Cost of sales

	Year Ended December 31,
	2016	2015

Production and delivery	$513,862	$630,413
Depreciation and depletion	345,868	344,543
Provision against carrying value of copper-gold concentrate (Note 10)	2,027	-

	$861,757	$974,956

6.	Operating expenses by nature

	Year Ended December 31,
	2016	2015

Oyu Tolgoi administration expenses	$167,065	$167,235
Royalty expenses	68,142	120,795
Inventory write downs (a)	12,509	103,236
Selling expenses	28,202	24,762
Care and maintenance and underground remobilization costs (b)	6,945	23,280
Depreciation	19,476	11,700
Other	5,380	1,531

	$307,719	$452,539

(a)	Inventory write downs include adjustments to the carrying value of copper-gold stockpile inventories, and materials and supplies; refer to Note 10.

(b)	Remobilization costs include pre-start activities on the underground project in 2015.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

7.	Other income (expenses)

	Year Ended December 31,
	2016	2015

Realized losses on disposal of available for sale investments (Note 20)	$(1,184)	$(11,431)
Foreign exchange gains	11,822	3,137
Write off of property, plant and equipment (a)	-	(36,794)
Other, including exploration and evaluation	127	(1,076)

	$10,765	$(46,164)

(a)

Following signature of the Oyu Tolgoi Underground Mine Development and Financing Plan (“UDP”) on May 18, 2015, a net smelter royalty, purchased in 2003 from BHP Billiton and included in property, plant and equipment at a carrying value of $36.8 million, was written off as the Company conceded that it has no entitlement to receive payment.

8.	Finance income and finance costs

	Year Ended December 31,
	2016	2015

Finance income:
Bank deposits, short-term investments and related party receivable (a)	$91,234	$3,164

	$91,234	$3,164

Finance costs:
Interest expense and similar charges	$(200,229)	$(4,616)
Amounts capitalized to property, plant and equipment (b)	88,441	-
Accretion of decommissioning obligations (Note 17)	(4,080)	(3,738)

	$(115,868)	$(8,354)

(a)

Finance income on related party receivable relates to amounts placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility (refer to Note 24).

(b)

During the year, the Company has capitalized borrowing costs of $88.4 million on qualifying assets. The majority of these were capitalized at the weighted average rate of the Company’s general borrowings of 7.5%.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

9.	Cash and cash equivalents

	December 31, 2016	December 31, 2015

Cash at bank and on hand	$124,484	$123,557
Money market funds and other cash equivalents (a)	1,293,270	1,220,321

	$1,417,754	$1,343,878

(a)	At December 31, 2016, short-term liquid investments of $741.7 million (December 31, 2015 - $740.5 million) have been placed with Rio Tinto (refer to Note 24).

10.	Inventories

	December 31, 2016	December 31, 2015

Current
Copper-gold concentrate	$86,023	$66,716
Provision against carrying value of copper-gold concentrate	(8,091)	-
Copper-gold stockpiles	81,833	38,905
Provision against carrying value of copper-gold stockpiles	(41,403)	-
Materials and supplies	208,866	259,521
Provision against carrying value of materials and supplies	(66,560)	(43,733)

	$260,668	$321,409

Non-current
Copper-gold stockpiles	$73,356	$124,621
Provision against carrying value	(52,573)	(124,082)

	$20,783	$539

During the year ended December 31, 2016, $861.8 million (December 31, 2014 - $975.0 million) of inventory was charged to cost of sales (Note 5).

During the year ended December 31, 2016, net charges of $14.5 million (2015 - $103.2 million), relating to inventory write off, increase in and reversal of provisions against carrying value, were recognized in the consolidated statement of income. During the year ended December 31, 2016, inventory on which there was a provision against carrying value of $13.7 million (2015 – nil) was sold and recognized in cost of sales for the period.

11.	Trade and other receivables

	December 31, 2016	December 31, 2015

Trade receivables and other	$31,651	$12,210
Due from related parties (Note 24)	10,906	3,623

	$42,557	$15,833

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

12.	Prepaid expenses and other assets

	December 31, 2016	December 31, 2015

Mongolian tax prepayments (a)	$-	$20,758
Prepaid expenses (b)	12,303	32,617
Amounts prepaid to related parties (Note 24)	11,153	-

	$23,456	$53,375

(a)

During the year ended December 31, 2016, the Company offset $20.8 million (2015 - $60.0 million) of tax prepayments against Mongolian taxes and recognized $0.1 million (2015 - $0.9 million) of interest income.

(b)	At December 31, 2015, prepaid expenses included $26.3 million fees paid in relation to the Oyu Tolgoi project finance facility signed on December 14, 2015 (refer to Note 16).

13.	Receivable from related party and other non-current financial assets

	December 31, 2016	December 31, 2015

Current assets:
Receivable from related party (Note 24)	$979,544	$-

	$979,544	$-

	December 31, 2016	December 31, 2015

Receivable from related party and other non-current financial assets:
Receivable from related party (Note 24)	$2,996,740	$-
Available for sale investments (a)	4,344	18,902
Other	935	1,176

	$3,002,019	$20,078

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13. Receivable from related party and other non-current financial assets (continued)

(a)	Available for sale equity securities

	December 31, 2016				December 31, 2015
	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value

Entrée Gold Inc.	9.0%	$4,723	$(427)	$4,296	9.4%	$4,723	$(1,840)	$2,883
Other	-	23	25	48	-	50	(18)	32
SouthGobi Resources (i)	-	-	-	-	19.2%	11,059	3,398	14,457
Ivanhoe Mines Ltd. (ii)	-	-	-	-	0.5%	3,191	(1,661)	1,530

		$4,746	$(402)	$4,344		$19,023	$(121)	$18,902

(i)

In the year ended December 31, 2016, Turquoise Hill disposed of 49.3 million shares (2015 – 2.0 million) in SouthGobi Resources Ltd. at a weighted average price of Cdn$0.31 per share resulting in a realized gain on disposal of $0.4 million (2015 - $0.1 million loss).

(ii)

In the year ended December 31, 2016, Turquoise Hill disposed of 3.5 million shares (2015 – 33.7 million) in Ivanhoe Mines Ltd. at a weighted average price of Cdn$0.63 per share resulting in a realized loss on disposal of $1.6 million (2015 - $11.4 million loss).

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

14.	Property, plant and equipment

	Oyu Tolgoi

Year Ended December 31, 2016	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2016	$848,753	$3,493,017	$1,977,997	$216	$6,319,983
Additions	67,204	-	365,422	(63)	432,563
Interest capitalized (Note 8)	-	-	88,441	-	88,441
Depreciation for the year	(93,943)	(320,936)	-	(121)	(415,000)
Disposals and write offs	-	(3,548)	(2,228)	-	(5,776)
Transfers and other movements	32,075	226,415	(261,670)	-	(3,180)

December 31, 2016	$854,089	$3,394,948	$2,167,962	$32	$6,417,031

Cost	1,178,838	4,487,740	2,167,962	1,215	7,835,755
Accumulated depreciation / impairment	(324,749)	(1,092,792)	-	(1,183)	(1,418,724)

December 31, 2016	$854,089	$3,394,948	$2,167,962	$32	$6,417,031

Non-current assets pledged as security (a)	$854,089	$3,393,333	$2,167,832	$-	$6,415,254

	Oyu Tolgoi

Year Ended December 31, 2015	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2015	$948,372	$3,695,939	$1,952,772	$312	$6,597,395
Additions	49,561	156	86,538	-	136,255
Depreciation for the year	(112,386)	(265,535)	-	(92)	(378,013)
Disposals and write offs	(36,794)	(1,958)	-	-	(38,752)
Transfers and other movements	-	64,415	(61,313)	(4)	3,098

December 31, 2015	$848,753	$3,493,017	$1,977,997	$216	$6,319,983

Cost	1,079,559	4,277,529	1,977,997	3,783	7,338,868
Accumulated depreciation / impairment	(230,806)	(784,512)	-	(3,567)	(1,018,885)

December 31, 2015	$848,753	$3,493,017	$1,977,997	$216	$6,319,983

(a)

Excludes assets held under finance leases with a net book value of $1.6 million. In addition to property, plant and equipment, current and non-current inventory of $260.7 million and $20.8 million respectively are pledged as security as at December 31, 2016. At December 31, 2015, no amounts had been drawn down under the project financing facility in respect of which these assets are pledged.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

15.	Trade and other payables

	December 31, 2016	December 31, 2015

Trade payables and accrued liabilities	$196,716	$165,393
Interest payable on long-term borrowings	9,279	-
Payable to related parties (Note 24)	37,248	34,801
Other	10,162	1,373

	$253,405	$201,567

16.	Borrowings and other financial liabilities

	December 31, 2016	December 31, 2015

Project finance facility (a)	$4,126,117	$-
Finance lease payable	13,026	13,574

	$4,139,143	$13,574

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of Supplemental Debt in future.

At December 31, 2016, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	December 31, 2016			Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)	Term (ii)	Pre-completion	Post-completion

International Financial Institutions - A Loan	$754,303	$866,879	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies Loan	866,300 246,730	973,660 279,830	14 years 13 years	LIBOR + 3.65% 2.3%	LIBOR + 4.65% 2.3%

MIGA Insured Loan (iii)	671,122	755,461	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks - B Loan	1,587,662	1,771,072	12 years	LIBOR + 3.4% Includes $50 million	LIBOR + 4.4% 15-year loan at A Loan rate

	$4,126,117	$4,646,902

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility (continued)

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value on the relevant draw down dates, with aggregate initial fair value being $4,323.2 million before transaction costs. At December 31, 2016, these borrowings are stated net of $197.1 million amortized transaction costs.

At December 31, 2016, the fair value of the Company’s borrowings has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the pre-completion period, of movements in the fair value of amounts drawn under the project finance facility. Post completion, the fair value has been estimated with reference to the annual interest rate on each tranche of the facility, and consideration of factors that could indicate a change in the credit assessment of Oyu Tolgoi LLC as a counterparty to project finance. These considerations include in-country risk relating to the Oyu Tolgoi project, and the assumed date of transition from pre-completion to post-completion. This is considered a level 3 fair value measurement. Refer to Note 24 (a) (iii) for a description of Rio Tinto guarantee arrangements with respect to project finance borrowings.

(ii)

The project finance facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remaining life of the facility. The term disclosed above reflects the final repayment date.

(iii)

The Multilateral Investment Guarantee Agency (“MIGA”) provides political risk insurance for commercial banks. The Company is required to pay an annual insurance premium of 1.4% of the MIGA Insured Loan for the remaining life of the facility.

(b)	Revolving credit facility

In March 2016, Oyu Tolgoi signed an amendment to extend the existing secured $200.0 million revolving credit facility with five banks that was scheduled to mature on March 19, 2016. Amounts under the credit facility were required to be used by Oyu Tolgoi for working capital purposes. The credit facility expired on draw down under the project finance facility described in (a) above.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

17.	Decommissioning obligations

	Year Ended December 31,
	2016	2015

Opening carrying amount	$104,421	$93,004
Changes in estimates and new estimated cash flows	10,402	7,679
Accretion of present value discount	4,080	3,738

	$118,903	$104,421

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $257.4 million (2015 - $230.6 million) have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 2.0% (December 31, 2015 – 2.0%).

18.	Income taxes

(a)	Tax expense / (benefit)

	Year Ended December 31,
	2016	2015

Current (i)	$65,952	$68,440

Deferred
Temporary differences related to tax losses and accrued interest (ii)	(131,399)	(165,000)
Withholding taxes (iii)	(44,844)	(69,526)

	$(176,243)	$(234,526)

Net income statement (benefit) expense for income taxes	$(110,291)	$(166,086)

(i)	Current taxes

In 2016, a cash payment of $70.2 million (2015 - $65.8 million) was made in respect of withholding tax, mostly related to payment of interest charged on repayment of shareholder loans, in addition to other current taxes payable. Deferred tax liabilities for withholding taxes are reclassified to current tax prior to settlement.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

18.	Income taxes (continued)

(a)	Tax expense / (benefit) (continued)

(ii)	Deferred tax assets

2016

Total deferred tax assets of $296.4 million have been recognized at December 31, 2016, comprising $253.4 million in relation to tax losses and accrued but unpaid interest expense in Mongolia which are subject to an eight year carry-forward limit, and $43.0 million in relation to tax losses in Canada which are subject to a 20 year carry-forward limit. Deferred tax assets at December 31, 2016 have been recognized to the extent that recovery is considered probable. In assessing the probability of recovery, taxable profit projections, derived from cash flows based on detailed life-of-mine and production plans and corporate forecasts, were evaluated with reference to commodity price sensitivities, operating cost assumptions, and carry-forward limits. Recognition of these deferred tax assets includes adjustments to previously unrecognized amounts and is based on Oyu Tolgoi LLC’s income tax rate in Mongolia and Turquoise Hill’s rate in Canada.

Additional deferred tax assets were recognized at December 31, 2016 in relation to Mongolian tax expenses and losses, following a change in estimate of the probable quantum of future taxable profit which the Company believes will be available before expiry of tax losses carried forward. The change in estimate was carried out as part of the Company’s reassessment of unrecognized deferred tax assets at the balance sheet date, and review for recoverability of the previously recognized deferred tax asset of $165.0 million. The change in estimate at December 31, 2016 resulted from an increased probable future benefit expectation which is based on stronger taxable income projections driven by improved long-term commodity price projections, and updated technical and operating assumptions in the final quarter of 2016.

A deferred tax asset of $43.0 million was initially recognized at December 31, 2016 in relation to non-capital Canadian tax losses carried forward. Previously, no deferred tax had been recognized based on assessments of recoverability which concluded, based on all available evidence, that future benefit from non-capital Canadian tax losses carried forward was not probable. The available evidence included the history of non-capital losses in Canada which is strong evidence that future tax profits might not be available. The evidence also included consideration of the management services payment expected to be received from Oyu Tolgoi LLC, by Turquoise Hill in the future.

The realization of taxable income in Canada during 2016 was considered a meaningful indicator of increased probability that future taxable income will be available before expiry. The increased probability of recovery is also evidenced by increased confidence and precedent from management services payment receipts and interest income which impact the future profitability in Canada.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

18.	Income taxes (continued)

(a)	Tax expense / (benefit) (continued)

(ii)	Deferred tax assets (continued)

2015

A deferred tax asset of $165.0 million was initially recognized at December 31, 2015, in relation to accrued but unpaid interest expense following a reassessment of recoverability. No deferred tax had been recognized in previous periods, following assessments of recoverability which considered the likelihood and timing of restarting underground mine development at Oyu Tolgoi.

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion finance facility which, together with the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan on May 18, 2015, resolved matters prerequisite to establishing the probability of future taxable profits against which to utilize deductible temporary differences related to the accrued but unpaid interest expense. The reassessment concluded that, in view of increased certainty of underground development proceeding, it was now probable that future taxable profit would be available before the deductible temporary differences expired, resulting in $165.0 million of deductible temporary differences meeting the IAS 12 “probable” criterion for recognition.

In assessing the probability of recovery, taxable profit projections, derived from cash flow projections based on detailed life-of-mine and production plans, were evaluated with reference to commodity price sensitivities and the eight year carry-forward limit to which the deductible temporary differences were subject.

(iii)	Withholding taxes

Withholding tax is accrued and recognized within deferred tax liabilities. Following agreement with the Government of Mongolia in 2015, adjustments were made to prior period withholding tax obligations in order to reflect them in proportion to Turquoise Hill’s 66% ownership of Oyu Tolgoi LLC.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

18.	Income taxes (continued)

(b)	Reconciliation of income taxes calculated at the statutory rates to the actual tax provision

	Year Ended December 31,
	2016	2015

Income (loss) from continuing operations before taxes	$(3,669)	$138,720
Tax at Canadian combined federal and provincial income tax rate (26%)	(954)	36,067
Tax effect of:
Change in deferred tax not recognized	(54,541)	(126,683)
Difference in tax rates and treatment in foreign jurisdictions	(89,660)	(112,973)
Withholding taxes	22,457	30,694
Non deductible losses and expense	12,407	6,809

	$(110,291)	$(166,086)

(c)	Deferred tax assets and liabilities

Deferred tax assets and liabilities are shown in the table below together with unrecognized amounts of deferred tax assets at December 31, 2016:

	Recognized		Unrecognized
	December 31, 2016	December 31, 2015	December 31, 2016

Deferred tax assets
Non-capital losses (i)	$278,767	-	$334,747
Capital losses	-	-	107,347
Other temporary differences including accrued interest (i)	17,632	165,000	232,822
Deferred tax liabilities (ii)
Withholding tax	(8,072)	(52,916)	-

	$288,327	$112,084	$674,916

(i)	Unrecognized deferred tax assets relating to non-capital losses and accrued interest expense, for which recovery is not considered probable as at December 31, 2016, expire between 2020 to 2036.

(ii)

Deferred tax is not recognized on the unremitted earnings of subsidiaries where the Company is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. At December 31, 2016, there were no unremitted earnings for which deferred tax liabilities had not been recognized (2015: nil).

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

18.	Income taxes (continued)

(c)	Deferred tax assets and liabilities (continued)

In addition to the above, the Company has $790.9 million of investment tax credits at December 31, 2016; no deferred tax has been recognized in respect of these credits, in accordance with the initial recognition exception in IAS 12 Income taxes for transactions that are not a part of a business combination.

19.	Share capital

	Year Ended December 31,
	2016		2015
	Number of Common Shares	Amount	Number of Common Shares	Amount

Balances, January 1	2,012,314,469	$11,432,122	2,012,298,797	$11,432,060
Shares issued for:
Exercise of stock options (a)	-	-	15,672	62

Balances, December 31	2,012,314,469	$11,432,122	2,012,314,469	$11,432,122

(a)	Share Options

During the year ended December 31, 2016, no options were exercised, 1,242,028 options expired, no options were cancelled and no options were granted.

The authorized share capital of Turquoise Hill consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As at December 31, 2016, there are 2,012,314,469 Common Shares and no Preferred Shares issued and outstanding.

20.	Accumulated other comprehensive loss

	Year Ended December 31,
	2016	2015
	Unrealized Gain (Loss) on Available For Sale Equity Securities	Unrealized Gain (Loss) on Available For Sale Equity Securities

Balance, January 1	$(14)	$(4,505)
Change in other comprehensive loss before reclassifications	(1,572)	(6,940)
Reclassifications from accumulated other comprehensive income (Note 13 (a))	1,184	11,431

Net other comprehensive income (loss)	(388)	4,491

Balance, December 31	$(402)	$(14)

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

21.	Non-controlling interests

At December 31, 2016, there were non-controlling interests in subsidiaries as follows:

	Non-controlling Interests
	Oyu Tolgoi (a)	Total

Balance, January 1, 2016	$(718,909)	$(718,909)
Non-controlling interests’ share of loss	(103,983)	(103,983)

Balance, December 31, 2016	$(822,892)	$(822,892)

	Non-controlling Interests
	SouthGobi	Oyu Tolgoi (a)	Total

Balance, January 1, 2015	$56,590	$(683,061)	$(626,471)
Non-controlling interests’ share of income (loss)	29,635	(35,848)	(6,213)
Changes in equity interests held by Turquoise Hill	1,823	-	1,823
Disposal of noncontrolling interest in subsidiary	(88,048)	-	(88,048)

Balance, December 31, 2015	$-	$(718,909)	$(718,909)

(a)	Common share investments funded on behalf of non-controlling interests

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at December 31, 2016, the cumulative amount of such funding was $751.1 million (December 31, 2015 - $751.1 million). Accrued interest of $302.9 million (December 31, 2015 - $231.1 million), has not been recognized in these consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the timing of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

22.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities

	Year Ended December 31,
	2016	2015

Income from continuing operations	$106,622	$304,806

Adjustments for:
Depreciation and amortization	365,344	356,243
Finance items:
Interest income	(91,234)	(3,164)
Interest and accretion expense	115,868	8,354
Realized and unrealized losses on financial instruments	1,184	11,431
Unrealized foreign exchange (gains) losses	(1,066)	913
Inventory write downs	14,536	103,236
Write down of carrying value of property, plant and equipment	5,380	38,341
Tax prepayment offset	20,802	60,000
Income and other taxes	(110,291)	(166,086)
Other items	3,340	779

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	47,166	29,444
Trade, other receivables and prepaid expenses	(20,113)	21,866
Decrease in:
Trade and other payables	(23,076)	(41,603)
Deferred revenue	(35,302)	(68,131)

Cash generated from operating activities of continuing operations before interest and tax	399,160	656,429

Cash used in operating activities of discontinued operations before interest and tax	-	(5,911)

Cash generated from operating activities before interest and tax	$399,160	$650,518

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

22.	Cash flow information (continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Year Ended December 31,
	2016	2015

Investing activities
Tax prepayment (Note 12)	$20,802	$60,000
Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	106,227	20,044

23.	Earnings per share

The basic earnings per share is computed by dividing the net income attributable to common stock by the weighted average number of common shares outstanding during the period. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation.

As at December 31, 2016, the potentially dilutive shares excluded from the earnings per share calculation due to anti-dilution are 984,369 (2015 – 1,384,103).

24.	Related parties

(a)	Related party transactions with Rio Tinto

As at December 31, 2016, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2015: 50.8%). The following tables present the consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill Resources and its subsidiaries.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Related parties (continued)

(a)	Related party transactions with Rio Tinto (continued)

	Year Ended December 31,
Statements of Income	2016	2015

Finance income:
Cash and cash equivalents (i)	$7,276	$1,393
Receivable from Rio Tinto (ii)	79,384	-
Cost recoveries - Turquoise Hill	3,074	3,723

Finance costs:
Completion support fee (iii)	(65,100)	-
Management services payment (iv)	(32,821)	(24,054)
Cost recoveries - Rio Tinto (v)	(44,537)	(49,322)

	$(52,724)	$(68,260)

	Year Ended December 31,
Cash flows from investing activities	2016	2015

Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto	$(22,755)	$-

Balance sheets	December 31, 2016	December 31, 2015

Cash and cash equivalents (i)	$741,711	$740,537
Trade and other receivables (Note 11)	10,906	3,623
Prepaid expenses and other assets (Note 12)	11,153	-
Receivable from related party and other non-current financial assets (ii) (Note 13)	3,976,284	-
Trade and other payables (Note 15)
Management service payments (iv)	(7,839)	(5,972)
Cost recoveries (v)	(29,409)	(28,829)

	$4,702,806	$709,359

(i)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Related parties (continued)

(a)	Related party transactions with Rio Tinto (continued)

of liquid resources. At December 31, 2016, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(ii)

As part of project finance (Note 16), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which shall be placed with 9539549 Canada Inc. and returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At December 31, 2016, the resulting receivable from 9539549 Canada Inc. totalled $3,976.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (iii) below. At December 31, 2016, the fair value of the receivable approximates its carrying value. The fair value has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the projected timeframe for returning funds to Turquoise Hill, of movements in the fair value of the receivable. This is considered a level 3 fair value measurement.

(iii)

As part of the project finance agreements (Note 16), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 8). The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (ii) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Related parties (continued)

(a)	Related party transactions with Rio Tinto (continued)

(iv)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the UDP on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(v)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

(b)	Related party transactions with SouthGobi

The following table summarizes transactions with SouthGobi which were primarily incurred on a cost-recovery basis with companies related by way of directors, officers or shareholders in common:

	Year Ended December 31,
	2016	2015

SouthGobi - from April 23, 2015 to November 30, 2015	$-	$436

	$-	$436

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

25.	Commitments and contingencies

(a)	Capital commitments

At December 31, 2016, the Company had capital expenditure commitments after the balance sheet date of $42.0 million. These commitments represent minimum non-cancellable obligations, inclusive of exit costs.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

25.	Commitments and contingencies (continued)

(b)	Operating lease commitments

The following table presents the future aggregate minimum lease payments under non-cancellable operating leases as at December 31, 2016:

	Year Ended December 31,
	2016	2015

Less than one year	$54,491	$120,196
1 to 5 years	3,927	60,123
More than 5 years	4,099	-

	$62,517	$180,319

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

26.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of trade and other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
●	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

26.	Financial instruments and fair value measurements (continued)

	Fair Value at December 31, 2016
	Total	Level 1	Level 2	Level 3

Assets:
Provisional pricing embedded derivatives (a)	$11,141	$-	$11,141	$-
Available for sale investments (b)	4,344	4,344	-	-

	$15,485	$4,344	$11,141	$-

	Fair Value at December 31, 2015
	Total	Level 1	Level 2	Level 3

Assets:
Available for sale investments (b)	$18,902	$17,579	$1,323	$-

	$18,902	$17,579	$1,323	$-

Liabilities:
Provisional pricing embedded derivatives (a)	$15,587	$-	$15,587	$-

	$15,587	$-	$15,587	$-

(a)

Trade and other receivables and trade and other payables include provisionally priced receivables and payables relating to sales contracts where selling price is determined after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue is recognized on provisionally priced sales based on the forward selling price for the period in the contract and also includes changes in the fair value of the provisional pricing embedded derivatives.

(b)	The Company’s freely tradable available for sale investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

Financial risk management

Certain of the Company’s activities expose it to a number of financial risks, which include liquidity risk, foreign exchange risk, interest rate risk, credit risk and commodity price risk. The Company does not currently have in place any active hedging or derivative trading policies to manage these risks, since in the opinion of management, the potential exposure is not significant.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

26.	Financial instruments and fair value measurements (continued)

Financial	risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages liquidity by maintaining cash and cash equivalent balances available to meet its anticipated operational and financing needs. Liquidity requirements are managed based upon expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. At December 31, 2016, the Company’s third party project finance borrowings were $4.1 billion, and the Company’s trade and other payables were $214.3 million which are due for payment within twelve months. In addition, the Company has a finance lease payable of $13.0 million. The project finance facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remainder of the facility - refer to Note 16.

Foreign exchange risk

The Company operates on an international basis and therefore foreign exchange risk exposures arise from transactions not denominated in U.S. dollars, its functional currency. The Company is only exposed to foreign exchange risk on its trade payables and accrued liabilities not denominated in U.S. dollars. As at December 31, 2016, the effect in income for the year of a 10% strengthening in the Mongolian Tugrik against the U.S. dollar, with all other variables held constant, would be a charge of $11.0 million (2015 - $7.1 million).

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its third party project finance borrowings and cash and cash equivalents, the majority of which are at variable rates. As at December 31, 2016, the effect on income for the year of a 100 basis point increase in LIBOR interest rates, with all other variables held constant, would be a charge of $25.5 million (2015 – nil). Cash and cash equivalents have limited interest rate risk due to their short-term nature and receive interest based upon market interest rates or rates equivalent to those offered by financial institutions.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily from customer receivables) and from its financing activities, including deposits with (and / or receivables from) banks, other financial institutions

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

26.	Financial instruments and fair value measurements (continued)

Financial	risk management (continued)

and Rio Tinto (in its capacity as a counterparty to various deposit and cash management arrangements, and the project finance completion support undertaking – see Note 24), other short term liquid investments and other financial instruments.

The Company manages its customer credit risk subject to the Company’s established policy, procedures and controls relating to customer credit risk management. Credit limits are established for all customers based on internal or external rating criteria. The Company deposits its cash and cash equivalents with high credit quality counterparties as referenced by ratings agencies. The Company’s maximum balance sheet exposure to credit risk at December 31, 2016 is the carrying value of its cash and cash equivalents, project finance receivable from related party, and its trade and other receivables.

Commodity price risk

The Company is exposed to commodity price risk from fluctuations in market prices of the commodities that the Company produces. Copper concentrate is “provisionally priced” whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract. Revenue is recognized on provisionally priced sales based on estimates of fair value of the consideration receivable which is based upon forward market prices. At each reporting date, the provisionally priced embedded derivative is marked to market based on the forward selling price for the period stipulated in the contract. As at December 31, 2016, the Company had 25 thousand tonnes of copper in concentrate sales that were provisionally priced. The Company does not have a material exposure to commodity price risk on its provisionally priced copper in concentrate sales at December 31, 2016.

Capital risk management

The Company’s objectives when managing capital risk are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders and to support any growth plans.

The Company considers its capital to be share capital and third party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating needs. The Company seeks to ensure that there is sufficient borrowing capacity and cash to meet its short term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash, cash equivalents and receivable from related party.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

27.	Key management compensation

The compensation for key management, which comprises Turquoise Hill’s directors, Chief Financial Officer, and Vice President, Operations and Development, in respect of employee services is as follows:

	Year Ended December 31,
	2016	2015

Salaries, director fees and other short term benefits	$2,043	$2,252
Post-employment benefits	89	82
Share based payment	1,074	650

	$3,206	$2,984